UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of: April 2018

Commission File Number: 000-53826

PLASTEC TECHNOLOGIES, LTD.

(Translation of registrant’s name into English)

c/o Unit 01, 21/F, Aitken Vanson Centre, 61 Hoi Yuen Road, Kwun Tong, Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Completion of Transfer of Manufacturing Plant in Kai Ping, China

As previously disclosed in a Report of Foreign Private Issuer on Form 6-K filed by Plastec Technologies, Ltd. (“we,” “us” or “our”) on April 3, 2018, Viewmount Developments Limited, a wholly owned subsidiary of ours (“Viewmount”), entered into a Share Transfer Agreement (the “Agreement”) with Plastec International Holdings Limited, a wholly owned subsidiary of Shanghai Yongli Belting Co., Ltd. (“Plastec”). On April 20, 2018, the parties consummated the transactions contemplated by the Agreement. Pursuant to the terms and conditions of the Agreement, Viewmount transferred the ownership interests in the subsidiaries of Viewmount holding the newly established manufacturing plant in Kai Ping, China to Plastec for a total consideration of approximately HK$70,000, representing the actual registered capital injected by Viewmount into the relevant subsidiaries. The parties also settled all account payables owed by the relevant subsidiaries to Viewmount at the closing (totaling HK$258,910,000).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 20, 2018

PLASTEC TECHNOLOGIES, LTD.

By:	/s/ Ho Leung Ning
Name: Ho Leung Ning
Title: Chief Financial Officer